                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: May 2001                       Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F                           Form 40-F      X
                      _________                           _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

           Yes                                 No             X
                      _________                           _________

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SUNCOR ENERGY INC.

Date: May 1, 2001                       By: "TERRENCE J. HOPWOOD"
                                            ------------------------------------
                                             TERRENCE J. HOPWOOD
                                             Vice President, General Counsel
                                             and Secretary

                                  EXHIBIT INDEX

   EXHIBIT                     DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
EXHIBIT 1               1ST QUARTER REPORT TO SHAREHOLDERS, INCLUDING THE
                        INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS AND
                        FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31,
                        2001